September 12, 2007

BY EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street
Washington, D.C. 20549

Attention:  Filing Desk / Rolaine Bancroft

Re:
Response Letter to SEC Comment Letter dated August 22, 2007 relating to Citigroup HELOC Trust 2006-NCB1, Form 10-K for the fiscal year ended December 31, 2006, Filed April 2, 2007 and Form 10-D, for the monthly distribution period from November 1, 2006 to November 30, 2006, Filed December 21, 2006, File No. 333131136-03

Enclosed please find Citigroup Mortgage Loan Trust Inc.’s (“CMLTI”) letter in response to the Securities & Exchange Commission’s (the “SEC”) July 19, 2007 comment letter.  A blackline of Exhibit A and a clean draft of this document will be sent via overnight mail to the SEC.  The Exhibit A blackline is marked to show changes from the previous language in the Form 10-K that was submitted to the SEC on April 2, 2007.

Our responses to your questions are as follows:

Form 10-K

Item 1114(b)(2) and 1115(b) of Regulation AB

1.
We note that you are incorporating by reference the financial statements of Ambac Assurance Corporation. Please note that incorporation by reference must comply with all applicable rules. Refer to Instruction 1 to Item 1100(c)(1) of Regulation AB.  Please revise your disclosure here to provide the file number(s) so that investors may locate the incorporated information. Also, please revise your exhibit list to include the incorporated information.  Refer to Item 601(b)(13) of Regulation S-K, Rule 303 of Regulation S-T, and Rule 12b-23 under the Exchange Act.

Please see Item 1114(b)(2) and Item 1115(b) and Part IV, Item 15(a)(13) of the revised Form 10-K.

Signatures

2.
Please revise the signature block of your Form 10-K to clearly indicate that Ms. Mills is the senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K.  Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

We have revised the signature blocks of the Form 10-K and Section 302 certification to indicate that Susan Mills is the Senior Officer in Charge of Securitization of the Depositor.

Exhibits 33(b) and 33(c) – Report on Assessment of Compliance with Servicing Criteria

3.
Please revise both assessments to state that the party has policies and procedures in place to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor. Also state that each vendor is not a “servicer” as defined in Item 1101(j) of Regulation AB.  Refer to Regulation AB Telephone Interpretation 17.06.

In numbered paragraph 7 of Exhibit 33(b) and 33(c), it references the party’s policies and procedures which are in place to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor.Each vendor is not a “servicer” as defined in Item 1101(j) of Regulation AB.

4.
We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criterion set forth in subparagraph (d)(1)(iii) was deemed not applicable.

The criterion in Item 1122(d)(1)(iii) was deemed not applicable because the transaction agreements did not require a back-up servicer for the mortgage loans to be maintained.

Exhibit 35

5.
Please tell us why a servicer compliance statement was not provided by Citibank N.A. A servicer compliance statement is required for each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of Regulation AB. See Instruction to Item 1123 and Regulation AB Telephone Interpretation 12.01 available on our website.

Citibank, N.A. as securities administrator does not meet the definition of a servicer under Item 1108(a)(2)(i) through (iii).  The only entity meeting the definition of a servicer under Item 1108(a)(2)(i) through (iii) was National City Bank.  As a result, National City Bank was the only entity required to deliver an annual statement of compliance pursuant to Item 1123 of Regulation AB.

Form 10-D

Item 7. Significant Enhancement Provider Information

6.
Your statement “None” infers that you have no significant enhancement provider. Please revise to clarify that there are no updates, if true. Otherwise, in a manner similar to revisions requested in comment 1 above, please revise your disclosure here and revise your exhibit list to provide the file number(s) so that investors may locate the incorporated information.

There are no material updates with respect to the significant enhancement provider.  On January 25, 2007, a Form 15 was filed and the entity was no longer required to be a reporting company.  As a result, it would be administratively difficult to amend the previously filed Form 10-Ds.

CMLTI acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please let us know if you have any questions or would like to discuss any comments by calling the undersigned at (212) 723-6376.

Sincerely,

/s/ Susan Mills
Susan Mills

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_________________to________________________

Commission file number of issuing entity  333-131136-03

Citigroup HELOC Trust 2006-NCB1
(Exact name of issuing entity as specified in its charter)

Commission file number of registrant  333-138237

Citigroup Mortgage Loan Trust Inc.
(Exact name of registrant as specified in its charter)

Citigroup Global Markets Realty Corp.
(Exact name of sponsor as specified in its charter)

Delaware	01-0791848
State or other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

390 Greenwich Street, 14th Floor, New York, New York	10013
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code  (212) - 816 - 6000

Securities registered pursuant to Section 12(b) of the Act:   NONE.

Title of each class	Name of each exchange of
Which registered

        Securities registered pursuant to section 12(g) of the Act:  None.

(Title of class)

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ]	No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item405 of Regulation S-K (229.405 of this chapter) is not contained herein,and will not be contained, to the best of registrant's knowledge, indefinitive proxy or information statements incorporated by reference in PartIII of this Form 10-K or any amendment to this Form 10-K.  [X]

Indicate by check mark whether the registrant is a large accelerated filer,an accelerated filer, or a non-accelerated filer. See definition of"accelerated filer and large accelerated filer" in Rule 12b-2 of the ExchangeAct. (Check one):

Large accelerated filer [  ]Accelerated filer [  ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [ ]	No [X]

State the aggregate market value of the voting and non-voting common equityheld by non-affiliates computed by reference to the price at which thecommon equity was last sold, or the average bid and asked price of suchcommon equity, as of the last business day of the registrant's most recentlycompleted second fiscal quarter.

   Not Applicable

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and thePart of the Form 10-K (e.g., Part I, Part II, etc.) into which the documentis incorporated: (1) Any annual report to security holders; (2) Any proxy orinformation statement; and (3) Any prospectus filed pursuant to Rule 424(b)or (c) under the Securities Act of 1933. The listed documents should beclearly described for identification purposes (e.g., annual report tosecurity holders for fiscal year ended December 24, 1980).

The consolidated balance sheets of Ambac Assurance Corporation and its subsidiaries("Ambac") as of the most recent calendar year ended and the related consolidated statements of income, changes in shareholder's equityand cash flows for the calendar year then ended and the interim consolidatedbalance sheet of Ambac as of the most recent calendar quarter ended, and therelated statements of income, changes in shareholder's equity and cash flowsfor the calendar quarter ended, included in the Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Ambac, respectively, which have been filed with the Securities and Exchange Commission (the "Commission") by Ambac Financial Group, Inc. (Commission File No. 1-10777), are hereby incorporated by reference into this Form 10-K and shall be deemed to be parthereof. Any statement contained in a document incorporated herein by reference shall be modified or superseded for the purposes of this Form10-K to the extent that a statement contained herein by reference alsomodifies or supersedes such statement. Any statement so modified orsuperseded shall not be deemed, except as so modified or superseded, toconstitute a part of this Form 10-K.

PART I
Item 1. Business.

Not Applicable.

Item 1A. Risk Factors.

Not Applicable.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Not Applicable.

Item 3. Legal Proceedings.

There were no legal proceedings

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of the Security Holders

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

No established public trading market for the Certificates exist.  There are approximately 21 holders of record as of the end of the reporting year.

Item 6. Selected Financial Data.

Not Applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Not Applicable.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not Applicable.

Item 8. Financial Statements and Supplementary Data.

Not Applicable.

Item 9. Changes in and Disagreements With Accountants on Accounting and

Not Applicable.

Item 9A. Controls and Procedures.

Not Applicable.

Item 9B. Other Information.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Not Applicable.

Item 11. Executive Compensation.

Not Applicable.

Item 12. Security Ownership of Certain Beneficial Owners and Management and

Not Applicable.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Not Applicable.

Item 14. Principal Accounting Fees and Services.

Not Applicable.

    Substitute Information Provided in Accordance
     with General Instruction J(2) to Form 10-k

Item 1112(b) of Regulation AB. Significant Obligor Financial Information

  No Applicable Updates.

Item 1114(b)(2) and 1115(b) of Regulation AB. Credit Enhancement and Other Support.

The consolidated balance sheets of Ambac Assurance Corporation and its subsidiaries ("Ambac") as of the most recent calendar year ended and the related consolidated statements of income, changes in shareholder's equity and cash flows for the calendar year then ended and the interim consolidated balance sheet of Ambac as of the most recent calendar quarter ended, and the related statements of income, changes in shareholder's equity and cash flows for the calendar quarter ended, included in the Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Ambac, respectively, which have been filed with the Securities and Exchange Commission (the "Commission") by  Ambac Financial Group, Inc. (Commission File No. 1-10777), are hereby incorporated by reference into this Form 10-K and shall be deemed to be part hereof. Any statement contained in a document incorporated herein by reference shall be modified or superseded for the purposes of this Form 10-K to the extent that a statement contained herein by reference also modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Form 10-K.

Item 1117 of Regulation AB.  Legal Proceedings.

Litigation and Proceedings of National City Corporation

     National City Corporation (the "Corporation") and its subsidiaries are involved in a number of legal proceedings arising from the conduct of their business activities.  These proceedings include claims brought against the Corporation and its subsidiaries where a National City entity acted as depository bank, lender, underwriter, fiduciary, financial advisor, broker or participated in other similar business activities.  Reserves are established for legal claims when losses associated with the claims are judged to be probable, and the loss can be reasonably estimated.  In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case a reserve will not be recognized until that time.

     On or about November 22, 2002, a claim was asserted in the Marion County Probate Court (Indiana) against National City Bank of Indiana, a subsidiary of the Corporation since merged into National City Bank, concerning management of investments held in a trust for the benefit of the Americans for the Arts and The Poetry Foundation.  The claim alleges failure to adequately and timely diversify investments held in this trust, which resulted in investment losses.  The beneficiaries are seeking damages of as much as $100 million.  In December 2005, the court entered an order granting National City Bank of Indiana's motion for summary judgment, and the beneficiaries filed an appeal.  On October 19, 2006, the Indiana Court of Appeals, in a unanimous decision, affirmed the order granting National City Bank of Indiana's motion for summary judgment.  By order dated March 8, 2007, the Indiana Supreme Court unanimously denied the beneficiaries' motion to transfer the appeal to the Indiana Supreme Court.

       Beginning on June 22, 2005, a series of antitrust class action lawsuits were filed against Visa, MasterCard and several major  financial institutions, including eight cases naming the Corporation and its subsidiary, National City Bank of Kentucky, since merged into National City Bank.  The plaintiffs, merchants operating commercial  businesses throughout the U.S. and trade associations, claim that the interchange fees charged by card-issuing banks are unreasonable and seek injunctive relief and unspecified damages.  The cases have been  consolidated for pretrial proceedings in the United States District  Court for the Eastern District of New York.  Given the preliminary  stage of these suits, it is not possible for the Corporation to assess the probability of a material adverse outcome or the range of possible damages, if any.

       On March 31, 2006, the Corporation and National City Bank were served with a patent infringement lawsuit filed in the United States District Court for the Eastern District of Texas.  The plaintiff, Data Treasury Corporation, claims that the Corporation, as well as over 50 other financial institutions or check processors, are infringing on its patents involving check imaging, storage and transfer.  The plaintiff seeks unspecified damages and injunctive relief.  On November 30, 2006, the U.S. Patent and Trademark Office, on re-examination, found that two of the image patents involved in the litigation should be rejected. This decision is subject to response and appeal by Data Treasury Corporation.  At this stage of this lawsuit, it is not possible for the Corporation to assess the probability of a material adverse outcome or the range of possible damages, if any.

      On October 11, 2006, Allegiant Asset Management Company ("Allegiant"), a registered investment adviser and an indirect  subsidiary of the Corporation, was notified that the Pacific Regional  Office of the Securities and Exchange Commission ("SEC") was conducting  an examination concerning marketing arrangements Allegiant may have  with entities that provide administrative services to the Allegiant  Funds.  The Corporation and Allegiant are cooperating fully with the  SEC in that examination.  On January 12, 2007, Allegiant submitted a  written response to the SEC's inquiries.  Due to the preliminary stage  of this investigation, the Corporation is not able to predict the  outcome of this examination.

      On August 23, 2005, the Office of Inspector General issued its final audit concerning late submitted requests to the Department of Housing and Urban Development for FHA insurance made between May 1, 2002 and April 30, 2004 by National City Mortgage Co., a subsidiary of National City Bank.  One of the recommendations contained in the final audit was for a determination to be made as to the legal sufficiency of possible remedies under the Program Fraud Civil Remedies Act.  In late 2006, the Department of Housing and Urban Development referred the matter to the Department of Justice's Civil Division to determine if possible civil claims exist under the Program Fraud Civil Remedies Act and the False Claims Act.  National City Mortgage Co. is cooperating with the Department of Justice in its civil claims investigation.  The nature and amount of any liabilities that might arise from this investigation is not determinable at this time.

      Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Corporation believes that the eventual outcome of all proceedings involving or claims against the Corporation and its subsidiaries will not, individually or in the aggregate, have a material adverse effect on the Corporation's consolidated financial position or results of operations. It is possible, however, that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations for a particular period.   Item 1119 of Regulation AB.  Affiliation and Certain Relationships and
Related Transactions.

  No Applicable Updates

Item 1122 of Regulation AB.  Compliance with Applicable Servicing Criteria.

  See Item 15(a) exhibits (33) and (34).

Item 1123 of Regulation AB.  Servicer Compliance Statement.

  See Item 15(a) exhibits (35).

PART IV

Item 15. Exhibits, Financial Statement Schedules.

     (a)       Exhibits

(4)
Servicing Agreement, dated as of May 23, 2006, among National City Bank as Servicer, Citigroup HELOC Trust 2006-NCB1 as issuer, Citibank, N.A. as securities administrator and U.S. Bank National Association as trustee (incorporated herein by reference from Exhibit 99.2 of the current report on Form 8-K of Registrant as filed with the Securities and Exchange Commission on October 20, 2006).

(10)	Incorporated by reference as Exhibit 4.

(13)
The Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Ambac Assurance Coproration and its subsidiaries, which have been filed with the Securities and Exchange Commission (the "Commission") by Ambac Financial Group, Inc. (Commission File No. 1-10777), are hereby incorporated by  reference.

(31)	302 Sarbanes-Oxley Certification.

(33)	Item 1122(a) Reports on assessment of compliance with servicing criteria for asset backed securities.
(a)           Citibank N.A., as Securities Administrator
(b)           National City Bank, as Servicer
(c)           National City Bank, as Custodian

(34)	Item 1122(b) Attestation Report on Assessment of Compliancewith Servicing Criteria for Asset Backed Securities.
(a)           Citibank N.A., as Securities Administrator
(b)           National City Bank, as Servicer
(c)           National City Bank, as Custodian

(35)	Servicer Compliance Statement.
(a)           National City Bank as Servicer

(99)	Aggregate Statement of Principal and Interest Distributions to Certificate Holders for the year ended December 31, 2006

(b)	The exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index above.

(c)	Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)     Citigroup Mortgage Loan Trust Inc.

By /s/ Susan Mills
       Susan Mills
       Vice President
       Senior Officer in Charge of Securitization of the Depositor

Date   September   , 2007

 Certification

          I, Susan Mills, certify that:

          1.   I have reviewed this report on Form 10-K, and all reports on Form 10-D required to be filed in respect of the period covered by this report on Form 10-K of Citigroup HELOC Trust 2006-NCB1 Notes, Series 2006-NCB1 (the "Exchange Act periodic reports");

          2.   Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to  the period covered by this report;

          3.   Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

          4.   Based on my knowledge and the servicer compliance statement required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicer has fulfilled its obligations under the servicing agreement; and

          5.   All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise  disclosed in this report.  Any material instances of  noncompliance described in such reports have been disclosed in this report on Form 10-K.

          In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: National City Bank and Citibank, N.A..

Date	September , 2007

CITIGROUP MORTGAGE LOAN TRUST INC.

By:	/s/ Susan Mills
Name:	Susan Mills
Title:	Vice President (Senior Officer in Charge of Securitization of the Depositor)
Date:	September , 2007